UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

The BBVA Group holds a stake in the share capital of Telefónica, S.A. greater than 5% recorded under Available for sale financial assets. As of June 30, 2017, the unrealized losses related to this stake amounted to €880 million and were recorded as a reduction of the Group’s total equity. As a result of the evolution of Telefonica’s stock price, as of December 31, 2017 these losses amounted to €1,123 million.

As of the closing of 2017, and in accordance with the IAS 39 accounting standard, as described in note 2 of the June 30, 2017 consolidated interim financial statements, it is considered that these unrealized losses must be recorded in the income statement. This negative impact of €1,123 million will be reflected in the consolidated attributable profit of the BBVA Group in the 2017 consolidated financial statements to be submitted to the Board of Directors.

The foregoing does not affect the total equity or the CET1 of the BBVA Group since these unrealized losses are already reflected therein. Furthermore, it does not generate any cash outflow or a change in the dividend payment amount that is expected to be proposed to the Board of Directors.

Madrid, January 9, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 9, 2018

	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative